FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of TOP Ships Inc.'s (the "Company") slides from the Company's presentation at the Rodman & Renshaw Annual Global Investment Conference (Maritime Track) scheduled for Thursday, September 10, 2009 at 2:00 P.M. Eastern Time.

Statements made in the slides which are not historical are forward-looking statements that reflect management's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical fact. Such statements are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. See "Forward-Looking Statements" in the slides.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: September 10, 2009	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

SK 23116 0001 1028816

EXHIBIT 99.1

Top Ships Inc.
(ticker: TOPS)
September 2009

Disclaimer
This presentation contains forward-looking statements within the meaning of applicable federal securities laws. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue,”
“strategy,” “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements. Actual results and the timing of certain events may differ significantly from the results discussed or implied in the forward
-looking statements. Among the factors that might cause or contribute to such a discrepancy include, but are not limited to, the risk factors described in the Company’s
Registration Statement filed with the Securities and Exchange Commission, particularly those describing variations on charter rates and their effect on the Company’s revenues, net income and profitability as well as the value of the Company’s fleet.
Forward-Looking Statements

Top Ships - the Company
  NASDAQ listed since 2004 (ticker: TOPS)
  Track record as a leading Suezmax and Handymax tanker operator
  Strategic fleet renewal in 2008 and diversification into dry bulk sector
 − Sale of 18 vintage tankers pre-financial crisis
 − Acquisition of 5 modern dry bulk carriers
  Current fleet of 13 owned modern high specification vessels
 − 8 product tankers with an average age of 2.0 years
 − 5 dry bulk vessels with an average age of 8.4 years
  Charter portfolio of fixed rate medium to long term contracts entered into up to 1 month B.C. (before crisis).

Top Ships - Investment Highlights
  Secured revenues
 − 80% of total ship days fixed until end of 2011, gross revenue $200 million.
 − 73% of total ship days fixed until end of 2012, gross revenue $250 million.
 − Total fixed revenue of $418m up to 2019.
  No capital commitments
 − Following delivery of 6 new-building product tankers during 2009
  Excellent relationship with commercial banks and charterers
  Experienced management team with proven track record (well timed moves)
  Access to debt and equity markets
  Access to deal flow
AN EXCELLENT PLATFORM FOR GROWTH

| 8 Medium Range (MR) Product Tankers | ***Average age: 2 years*** |
|---|---|

***Product Tanker Fleet* Bareboat Charters**

| | Dwt | Built | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | After 2016 (Until 2019) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Miss Marilena | 50,096 | 2009 | | | | | $14,400 | | | | |
| Lichtenstein | 50,070 | 2009 | | | | | $14,550 | | | | |
| Britto | 50,078 | 2009 | | | | | $14,550 | | | | |
| Hongbo | 49,950 | 2009 | | | | | $14,550 | | | | |
| Ionian Wave | 50,104 | 2009 | | | | | $14,300 | | | | |
| Thyrrhenian Wave | 50,138 | 2009 | | | | | $14,300 | | | | |

***Product Tanker Fleet* Time Charters**

| | Dwt | Built | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 |
|---|---|---|---|---|---|---|---|---|
| Dauntless | 46,168 | 1999 | $16,250 | | *(Plus Profit Share)* | | | |
| Ioannis P | 46,346 | 2003 | $21,350 | $18,000 | | | | |

*(plus Profit Share)*

TOP SHIPS INC.

Securing the Future - Tankers

| 3 Panamax & 2 Handymax Dry Bulk Carriers | ***Average age: 8.4 years*** |
|---|---|

## *Dry Bulk Carrier Fleet* Bareboat Charter

| | Dwt | Built | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 |
|---|---|---|---|---|---|---|---|---|---|
| Papillon | 51,215 | 2002 | | $24,000 | | | | | |

## *Dry Bulk Carrier Fleet* Time Charters

| | Dwt | Built | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 |
|---|---|---|---|---|---|---|---|---|---|
| Pepito | 75,928 | 2001 | | $41,000 | | | | | |
| Cyclades | 75,681 | 2000 | | $54,250 | | | | | |
| Astrale | 75,933 | 2000 | | $18,000 | | | | | |

## *Dry Bulk Carrier Fleet* Spot Charter

| | Dwt | Built | 2009 | 2010 | 2011 | 2012 |
|---|---|---|---|---|---|---|
| Amalfi | 45,526 | 2000 | $16,000 | | | |

TOP SHIPS INC.

Securing the Future - Dry Bulk Carriers

Tanker Industry: Recovering Demand in 2010
  Charter rates are down 71% from a year ago - as a result of OPEC production cuts and the global recession
  Asset values are down 44% from a year ago
  Newbuilding orderbook at 43.5% of existing fleet by DWT - skewed to
 VLCCs. Potential for significant newbuilding delivery slippage and cancellations
  Increased scrapping for 2009 and 2010 - Regulatory phase-out of single hull ships
  New refinery capacity coming online in regions remote from consumption centers increases ton-miles
  EIA estimates world liquid fuel consumption will shrink in 2009, but return to growth in 2010, driving crude oil and refined products shipping requirements
Next 6-8 months Attractive Entry Point for acquisitions

Drybulk Industry - Oversupply Casts Shadows
  Current orderbook additions will result in strong expansion (+10.4%) in
 2009 and even larger growth (+14.2%) in 2010
  Analysts expect only 40 - 60 mdwt of the current 2010 orderbook (100 mdwt) to be delivered, which would result in net fleet growth in the 1 -
 5% range
  With roughly 100 mdwt (23% of worldwide fleet) over 22 years old, of which 60 mdwt (14%) over 25 years old, deletions will be primarily driven by increased scrapping activity
  Analysts expect negative bulk cargo volume growth of (-3.0%) and ton mile growth of (-0.4%) in 2009
  A rebound is expected in 2010, fuelled by above-trend growth in China mainly due to stronger investment growth, especially from private investment with both bulk cargo volumes and ton miles projected to grow
 2.0% year-over-year.
China’s Growth and Newbuilding Deliveries Are Critical

VLCC, Suezmax & MR Product Tanker Historical Market Values

5-Year Old VLCC (300,000 dwt)
5-Year Old Suezmax (150,000 dwt)
5-Year Old MR Product Tanker (47,000 dwt)
Market Value (in $ millions)
180
160
140
120
100
80
60
40
20
0
Q1, 2000
Q1, 2001
Q1, 2002
Q1, 2003
Q1, 2004
Q1, 2005
Q1, 2006
Q1, 2007
Q1, 2008
Q1, 2009

TOP SHIPS INC.

Tanker Values in Focus - Return to 2004
HUGE UPSIDE POTENTIAL FROM
ASSET VALUES

Buy
Sell

**Return Analysis: Newbuilding Suezmax**
*(in millions - except daily hire and opex)*

| | | | |
|---|---|---|---|
| Vessel Acquisition Value | 63.0 | | |
| Debt | 31.5 | | |
| Equity | 31.5 | | |
| Daily Hire Rate [1] | 30,000 | 40,000 | 48,121 |
| Opex | 7,000 | 7,000 | 7,000 |
| Utilization Rate | 99% | 99% | 99% |
| **EBITDA** | **8.3** | **11.9** | **14.9** |
| Interest Rate | 3.5% | 3.5% | |
| Interest Expense | 1.1 | 1.1 | 1.1 |
| **Net Income** | **7.2** | **10.8** | **13.7** |
| **ROIC** | **13.2%** | **18.9%** | **23.6%** |
| **ROE** | **22.8%** | **34.3%** | **43.6%** |

Note 1: $48,121 is median 10-year rate for Suezmaxes.

TOP SHIPS INC.

Illustrative Tanker Acquisition
HUGE UPSIDE POTENTIAL FROM TRADING

| | 2010 | 2011 | 2012 |
|---|---|---|---|
| ESTIMATED EBITDA (USD M) | $ 58.80 | $ 47.60 | $ 55.70 |
| ***REVENUE BREAKDOWN*** | | | |
| *CONTRACTED* | 85% | 67% | 57% |
| *UNCONTRACTED* | 15% | 33% | 43% |
| | | | |
| SCHEDULED LOAN REPAYMENTS | $ 46.30 | $ 33.00 | $ 34.50 |
| TOTAL DEBT OUTSTANDING AT Y/E | $ 356.40 | $ 323.40 | $ 288.80 |

TOP SHIPS INC.

Financial Considerations
  Substantial discount to NAV at current levels
  Total debt as at June 30, 2009 of $405m / net debt $382m
  EV (as of June 30 2009): $433 million
  EV / EBITDA (2010E): 7.4X

Key Takeaways
  Excellent platform for growth due to:
 − No capital commitments
 − Cash flow positive and secured revenue of $418m until 2019.
 − Modern high specification 100% owned fleet
 − Experienced management team with excellent record of timing
 − Strong relationship with commercial banks and charterers
 − Access to deal flow